April 16, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re: Summit Therapeutics Inc.

Form 10-K for Fiscal Year Ended December 31, 2025

File No. 001-36866

Ladies and Gentlemen:

Set forth below are the responses of Summit Therapeutics Inc. (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 2, 2026. For your convenience, we have recited the Staff’s comment in boldface type and provided our response to such comment immediately thereafter.

Form 10-K For Fiscal Year Ended December 31, 2025

Product Pipeline, Page 4

1.

Regarding the disclosure on page 6 about collaborating with multiple institutions globally and your investigator-sponsored trials program across several disease areas, please tell us and revise your future filings, beginning with your March 31, 2026 Form 10-Q, to specifically address the collaborations entered into with GSK and Revolution Medicines and provide the significant related terms of each, including any consideration exchanged thus far. We note these collaborations were entered into prior to the filing of your Form 10-K and are highlighted in your fourth quarter of 2025 earnings release, earnings call and accompanying slides/presentation.

RESPONSE:

In response to the Staff’s request, the Company respectfully acknowledges the Staff’s comment and advises the Staff that there has not been any cash consideration exchanged in connection with our collaborations with GSK and Revolution Medicines to date. These are agreements to engage in one or more clinical trials combining ivonescimab with a third-party drug, where Summit is providing ivonescimab for the trial. The third party is acting as the study sponsor and is responsible for the associated costs of the studies beyond the cost of ivonescimab. For these reasons, these collaborations do not include any upfront payments, milestone payments, or royalty sharing provisions.

In future filings, beginning with our Form 10-Q for the quarter ended March 31, 2026, the Company will provide additional disclosure related to the collaborations with GSK and Revolution Medicines and the significant related terms of each collaboration, including whether any cash consideration has been exchanged. The following disclosure will be included in our Form 10-Q for the quarter ended March 31, 2026:

In June 2025, the Company entered into a clinical trial collaboration with Revolution Medicines, Inc. (“RevMed”) to evaluate ivonescimab in combination with three RevMed RAS(ON) inhibitors (the “RevMed Collaboration”). In January 2026, the Company entered into a clinical trial collaboration with GSK plc to evaluate ivonescimab in combination with GSK’s novel B7-H3, risvutatug rezetecan, in multiple solid tumors (the “GSK Collaboration”). Neither the RevMed Collaboration nor the GSK Collaboration include upfront payments, milestone payments, or royalty sharing provisions. For the quarter ended March 31, 2026, there was no cash consideration exchanged in connection with either the RevMed Collaboration or the GSK Collaboration.

Form 10-K For Fiscal Year Ended December 31, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

Results of Operations, Page 73

2.

Your research and development (R&D) expenses increased more than 220% during 2025 and also made up half of your $1.08 billion net loss for the year ended December 31, 2025 and 75% of your $221.3 million net loss for the year ended December 31, 2024. For 2025, oncology clinical trial related costs made up half of your R&D expenses, yet the explanation provided for the 164% increase in these costs during the year appears limited, i.e., you attribute the large change primarily to new clinical trials added and current clinical trials expanded. Given: i) the significance of oncology clinical trial related costs to consolidated R&D and, in turn, the significance of consolidated R&D to your results of operations; ii) the multiple clinical trials which you are currently conducting; and iii) the multiple indications for which you are currently evaluating ivonescimab, please tell us whether your oncology clinical trial related costs can be further disaggregated by indication, trial or some other level and revise future filings as applicable.

RESPONSE:

In response to the Staff’s request, the Company proposes to further disaggregate its R&D disclosure to track R&D expenses by certain expense categories. All of our R&D expenses are attributable to our ivonescimab program; the majority of these expenses are shared among various clinical trials, and as such, we do not track expenses by indication. The following table summarizes major categories of our R&D expenses incurred during the periods indicated:

Three Months Ended March 31,
(in millions)	2026		2025		$ Change
Third-party research and development expenses:
Clinical trials related expenses	$	[ ]	$	[ ]	$	[ ]
Expenses related to manufacturing and purchasing of clinical trials related materials		[ ]		[ ]		[ ]
Other external costs		[ ]		[ ]		[ ]
Internal expenses:
Personnel-related expenses (excluding stock-based compensation)		[ ]		[ ]		[ ]
Stock-based compensation		[ ]		[ ]		[ ]

Total research and development expenses	$	[ ]	$	[ ]	$	[ ]

Please direct any questions that you have with respect to the foregoing, or any requests for additional supplemental information required by the Staff, to the undersigned at Manmeet.Soni@smmttx.com, or to Katherine Terrell Frank at kfrank@velaw.com.

Sincerely,

Summit Therapeutics Inc.

By:	/s/ Manmeet Soni
Name: Manmeet Soni
Title: Chief Operating Officer and Chief Financial Officer

cc:

Robert Duggan, Chairman and Co-Chief Executive Officer

Katherine Terrell Frank, Vinson & Elkins L.L.P.